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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               SUNBEAM CORPORATION
                      -------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   867071 10 2
                             ----------------------
                                 (CUSIP Number)




                                BARRY F. SCHWARTZ
                               MAFCO HOLDINGS INC.
                               35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 14, 1998
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

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



                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP NO. 867071 10 2                                     Page 2 of 10
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   RONALD O. PERELMAN
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                             |_|

--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   UNITED STATES
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        283,850
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        14,099,749
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        283,500
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        14,099,749
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         14,383,599
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP NO. 867071 10 2                                     Page 3 of 10
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--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   MAFCO HOLDINGS INC.

 -------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  |_|
                                                                    (b)  |_|
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS
                   OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        14,099,749
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        14,099,749
PERSON WITH
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         14,099,749
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                      |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP NO. 867071 10 2                                     Page 4 of 10
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   COLEMAN (PARENT) HOLDINGS INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  |_|
                                                                    (b)  |_|
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                |_|
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
-------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        14,099,749
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        14,099,749
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         14,099,749
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP NO. 867071 10 2                                     Page 5 of 10
----------------------------                            ------------------------



 ITEM 1   SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Schedule 13D") amends the Statement on Schedule 13G filed on April 8, 1998 (the "Schedule 13G") with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Sunbeam Corporation ("Sunbeam"). The principal executive offices of Sunbeam are located at 1615 South Congress Avenue, Delray Beach, Florida 33445.

 ITEM 2   IDENTITY AND BACKGROUND.

            This Schedule 13D is being filed by Ronald O. Perelman, Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), and Coleman (Parent) Holdings Inc., a Delaware corporation ("Parent Holdings") and an indirect wholly owned subsidiary of Mafco Holdings. (Together, Mr. Perelman, Mafco Holdings and Parent Holdings are referred to as the "Reporting Persons.").

            Mr. Perelman has been Chairman of the Board and Chief Executive Officer of Mafco Holdings and various of its affiliates since 1980. Mr. Perelman also is Chairman of the Board of Revlon, Inc. ("Revlon") and Meridian Sports Incorporated and is the Chairman of the Executive Committee of the Boards of Directors of Consolidated Cigar Holdings Inc., M&F Worldwide Corp. and Panavision Inc. ("Panavision"). The principal business address of Mr. Perelman is 35 East 62nd Street, New York, New York 10021. Mr. Perelman is a United States citizen.

            Mafco Holdings is a diversified holding company with interests in several industries. Through its 83% ownership of Revlon, Mafco Holdings is engaged in the cosmetics and skin care, fragrance and personal care products business. Mafco Holdings also owns 72% of Panavision, a supplier of film camera systems to the motion picture and television industries, and 65% of Meridian Sports, a manufacturer and marketer of ski boats. Mafco Holdings, through its 64% beneficial ownership of Consolidated Cigar Holdings Inc., is engaged in the manufacture and distribution of cigars and pipe tobacco. Mafco Holdings also owns 39% of M&F Worldwide (assuming conversion of certain preferred stock) which is in the business of processing licorice and other flavors. Mafco Holdings also is in the financial services business through its 80% ownership of California Federal Bank. The principal executive offices of Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021. All of the capital stock of Mafco Holdings is owned by Mr. Perelman.

            Parent Holdings is a holding company whose only significant asset is the Sunbeam Shares it holds. The principal executive offices of Parent Holdings are 5900 North Andrews Avenue, Suite 700, Fort Lauderdale, Florida 33309.

            Neither this Schedule 13D nor anything contained herein shall be construed as an admission that Mafco Holdings or Parent Holdings constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                  SCHEDULE 13D

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   CUSIP NO. 867071 10 2                                     Page 6 of 10
----------------------------                            ------------------------


            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Mafco Holdings and Parent Holdings is set forth in Schedule I hereto and is incorporated herein by reference.

            During the last five years, none of the Reporting Persons have, and to their knowledge none of the persons listed on Schedule I hereto have, (i) been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The response to Item 3 of the Schedule 13G is incorporated by reference.

 ITEM 4   PURPOSE OF TRANSACTION.

The Coleman-Sunbeam Merger

            On February 27, 1998, Parent Holdings and CLN Holdings Inc. ("CLN Holdings"), a Delaware corporation and direct wholly owned subsidiary of Parent Holdings, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sunbeam and Laser Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sunbeam ("Merger Sub"), providing for, among other things, upon satisfaction or waiver of the conditions thereto, the merger (the "Merger") of Merger Sub with CLN Holdings. The Merger and related transactions are described in the Amended Current Report on Form 8-K/A filed by CLN Holdings on March 4, 1998. On March 30, 1998 the Merger was consummated. Upon consummation of the Merger, among other things, all shares of common stock of CLN Holdings were converted into 14,099,749 Shares and cash. The Schedule 13G was filed because Mafco Holdings and Parent Holdings may be deemed to beneficially own the aforementioned 14,099,749 Shares by virtue of the consummation of the Merger.

            Pursuant to the Merger Agreement, upon consummation of the Merger, options (the "Options") to purchase 500,000 shares of common stock of The Coleman Company, Inc. ("Coleman"), which Options were granted during 1997 to Mr. Perelman under certain of Coleman's stock option plans, became immediately exercisable. Pursuant to the Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, Camper Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Sunbeam ("Camper"), and Coleman, pursuant to which Coleman will merge (the "Coleman Merger") with Camper and become a wholly owned subsidiary of Sunbeam, each share of the common stock of Coleman acquired pursuant to the exercise of such Options and outstanding as of the consummation of the Coleman Merger will be converted into the right to receive $6.44 in cash and .5677 Shares. Any Options unexercised as of the consummation of the Coleman Merger will be canceled, and, in settlement therefor, the holders of such Options will be paid cash in an amount equal to the product of (i) the total number of shares of common stock of Coleman subject to such Options and (ii) the excess of

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                                  SCHEDULE 13D

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   CUSIP NO. 867071 10 2                                     Page 7 of 10
----------------------------                            ------------------------


$27.50 over the exercise price per share of such common stock subject to such Options, less any applicable withholding taxes.

            The Schedule 13G reported and this Schedule 13D reflects Mr. Perelman's ownership of the Options to acquire 283,850 Shares that were converted in the Coleman Merger from the Options to acquire 500,000 shares of common stock of Coleman. Pursuant to Rule 13d-4, Mafco Holdings and Parent Holdings expressly disclaim beneficial ownership of such 283,850 Shares and declare that the filing of the Schedule 13G and this Schedule 13D shall not be construed as an admission that either of them is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of such Shares.

Dismissal of Sunbeam's Chief Executive Officer

            On June 15, 1998, Sunbeam announced that its Board of Directors had removed Albert J. Dunlap from his position as Sunbeam's Chairman and Chief Executive Officer. The Board appointed as Chairman Peter A. Langerman, Senior Vice President and Chief Operating Officer of Franklin Mutual Advisers, Inc. ("Mutual Series"). Mr. Langerman has been a director of Sunbeam since 1990 and served as Chairman of the Board of Sunbeam from May 22, 1996 until July 18, 1996. The Board also announced the appointment of Jerry W. Levin as Chief Executive Officer of Sunbeam. Mr. Levin was Chairman of the Board of Revlon and is Executive Vice President of Mafco Holdings and certain of its affiliates. Sunbeam also announced that its Board would be expanded to include three additional directors, including one additional designee of Mutual Series, Mr. Levin and Howard Gittis, Vice Chairman of the Board of Mafco Holdings and certain of its affiliates.

            In connection with the announcement by Sunbeam on June 15, 1998 described above, the Reporting Persons had discussions with representatives of Sunbeam and of Mutual Series with respect to Sunbeam and the matters described in the prior paragraph.

Other Matters

            The Reporting Persons acquired and continue to hold the Shares reported herein for investment purposes. In this connection, the Reporting Persons expect to monitor their investment in Sunbeam closely and will continuously assess, analyze and evaluate current and anticipated future performance and trading prices for the Shares, Sunbeam's business, financial condition, capital structure, markets, results of operations and prospects, general economic, financial market and industry conditions, future actions of Sunbeam and its management, the securities markets in general and those for Sunbeam's securities in particular, other developments and other investment opportunities, through, among other means, analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of Sunbeam and its other shareholders, including, in particular, with members of Sunbeam's Board of Directors and management (including Messrs. Gittis and Levin, who can be expected to actively influence the management and affairs of Sunbeam in their capacities as directors and an

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP NO. 867071 10 2                                     Page 8 of 10
----------------------------                            ------------------------

officer of Sunbeam). In this respect, and depending on such assessments, and based on, among other reasons, the matters set forth herein, and other factors that each of the Reporting Persons may deem material to its investment decision, the Reporting Persons retain the right to change their investment intent, to propose one or more possible extraordinary transactions (including, without limitation of the nature specified in clauses (b) through (j) of Item 4 of
Schedule 13D of the Securities Act of 1933, as amended) with respect to Sunbeam, to offer suggestions as to the management of Sunbeam, its strategies and operating plans, various financial and operational aspects of Sunbeam's business or other matters of interest or concern to the Reporting Persons. In addition, one or more of the Reporting Persons may determine to sell all or a portion of the Shares that they now own or hereafter may acquire on the open market or in private transactions, to acquire additional Shares or other Sunbeam securities from time to time in the open market or in private transactions. Such actions, and any action of the nature referred to in the preceding sentences, will depend upon a variety of factors, including, without limitation, current and anticipated future performance and trading prices for the Shares, the business, financial condition, capital structure, markets, results of operations and prospects of Sunbeam, general economic, financial market and industry conditions, future actions of Sunbeam and its management, the securities markets in general and those for Sunbeam's securities in particular, and other developments and other investment opportunities.

            Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Act of 1933, as amended.

 ITEM 5   INTEREST IN SECURITIES OF THE ISSUER.

            Neither the Reporting Persons nor any of the persons listed on
Schedule I hereto beneficially owns any Shares other than as set forth herein.

      (a) See items 5-8 on pages 2, 3 and 4 with respect to each respective Reporting Person.

      (b) See items 5-8 on pages 2, 3 and 4 with respect to each respective Reporting Person.

      (c) Except as described in Item 4 hereof, no transactions in the Shares were effected by the Reporting Persons or, to their knowledge, any of the persons listed on Schedule I hereto, since the filing of the
          Schedule 13G.

      (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Persons.

      (e) Not applicable.

 ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO

         SECURITIES OF THE ISSUER.

            The 14,099,749 Shares received by Parent Holdings in the Merger, as well as the capital stock of the intermediary holding companies affiliated with Mafco Holdings, are or may be from time to time pledged to secure certain obligations.

                                  SCHEDULE 13D

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   CUSIP NO. 867071 10 2                                     Page 9 of 10
----------------------------                            ------------------------


            Except as set forth in the Schedule 13G and this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

 ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

     2.1 Agreement and Plan of Merger, dated as of February 27, 1998, by among Sunbeam Corporation, Camper Acquisition Corp. and The Coleman Company, Inc. (incorporated by reference to the Amended Current Report on Form 8-K/A filed by The Coleman Company, Inc. on March 5,
            1998).

     10.1 Agreement and Plan of Merger, dated as of February 27, 1998, by among Sunbeam Corporation, Camper Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc. (incorporated by reference to the Amended Current Report on Form 8-K/A filed by The Coleman Company, Inc. on March 5, 1998).

     99.1   Joint Filing Agreement (incorporated by reference to the
            Schedule 13G filed by the Reporting Persons on April 8, 1998).

                                  SCHEDULE 13D

----------------------------                            ------------------------
   CUSIP NO. 867071 10 2                                     Page 10 of 10
----------------------------                            ------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  June 15, 1998

                                    MAFCO HOLDINGS INC.

                                       By: /s/ Glenn P. Dickes
                                       Name:  Glenn P. Dickes
                                       Title: Senior Vice President

                                   SCHEDULE I

            The name, present principal occupation and business address of each director and executive officer of Mafco Holdings Inc. and Coleman (Parent) Holdings Inc. are set forth below. All directors and executive officers listed on this Schedule I are United States citizens.

MAFCO HOLDINGS INC.
35 EAST 62ND STREET
NEW YORK, NEW YORK  10021

Name                       Present Principal Occupation or Employment

Ronald O. Perelman         Director, Chairman of the Board and Chief Executive
                           Officer

Donald Drapkin             Director and Vice Chairman

Irwin Engelman             Executive Vice President and Chief Financial Officer

Howard Gittis              Director and Vice Chairman

James R. Maher             Director and President

Barry F. Schwartz          Executive Vice President and General Counsel





COLEMAN (PARENT) HOLDINGS INC.
5900 NORTH ANDREWS AVENUE, SUITE 700
FORT LAUDERDALE, FLORIDA 33309

Name and Address           Present Principal Occupation or Employment

Ronald O. Perelman         Director, Chairman of the Board

Howard Gittis              Director and Vice Chairman

Irwin Engelman             Executive Vice President and Chief Financial Officer

Barry F. Schwartz          Executive Vice President and General Counsel